February 7, 2022

Mr. David Spacht, CFO
Artesian Water Company
664 Churchman's Road
Newark, DE 19702

Dear Mr. Spacht:

The purpose of this letter is to confirm the agreement between CoBANK, ACB ("CoBank") and Artesian Water Company. (the "Company") regarding the forward setting of a fixed rate for funds in the amount described below. The terms of our agreement are as follows:

1.	Amount to be fixed: $30,000,000 ("Fixed Amount")
2.	Fixed Rate: 4.43% per annum ("Fixed Rate")
3.	Date fixed rate locks: February 7, 2022
4.	Last date the Fixed Rate is available to the Company: May 7, 2022 ("Settlement Date")
5.	Date Fixed Rate matures: April 30, 2047
6.	Fixed amount amortizes: No
a.	Amortization maturity date: NA
b.	Fixed amount amortizes as follows: NA
7.	Interest is payable quarterly on the 30th day of each June, September, December and March with the final payment of interest and principal on April 30, 2047.
8.
Broken Funding Charge: The Company agrees to pay to CoBank, on demand, a broken funding charge (the "Broken Funding Charge") in the amount specified below if the Company does not, for any reason whatsoever (including, without limitation, the Company's failure to satisfy applicable conditions precedent or the underlying loan commitment having been suspended or canceled), borrow (or otherwise enter into a separate agreement to fix) the entire Fixed Amount on or before the Settlement Date.  The Broken Funding Charge shall be in an amount (calculated in accordance with methodology established by CoBank) equal to the present value of the sum of: (a) all losses and expenses incurred by CoBank in retiring, liquidating, or reallocating any debt, obligation, or cost incurred or allocated by CoBank to fund or hedge the Fixed Rate.

Please acknowledge our agreement by signing in the space provided below and by returning this confirmation to CoBank prior to 2:00 p.m. Mountain Time on the date the Fixed Rate is to lock.  The individual signing below represents and warrants that he/she is a duly authorized officer of the Company.
       AGREED AND ACCEPTED as of the date of this letter:

CoBANK, ACB Artesian Water Company.
By:   /s/Bryan Ervin                                                                                 By:   /s/David B. Spacht
Name: Bryan Ervin                                                                                  Name: David B. Spacht
Title: Vice President                                                                                 Title: Chief Financial Officer/Treasurer